UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,

No. 44, Moscow Road, Qianwan Bonded Port Area,

Qingdao Pilot Free Trade Zone, China (Shandong)

Tel: +86 152 1005 4919

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Change of Chief Financial Officer

On April 24, 2025, Ms. Rui (Kerrie) Zhang notified Akso Health Group (the “Company”) of her resignation as Chief Financial Officer (“CFO”) of the Company, effective as of April 24, 2025. Ms. Rui (Kerrie) Zhang has advised the Company that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Ms. Rui (Kerrie) Zhang’s departure, the Board of Directors of the Company appointed Mr. Zhongliang Xie as CFO, effective April 24, 2025. The appointment of Mr. Xie as CFO has a term of one year and may be extended for successive one-year terms, subject to earlier resignation or removal. The biographical information of Mr. Xie is set forth below.

Mr. Zhongliang Xie has served as the General Manager of Zhongxingcai Guanghua Certified Public Accountants Shaanxi Branch since 2019. He previously served as the General Manager of Beijing Xinghua Certified Public Accountants Xi’an Branch from 2008 to 2018, and as the Finance Manager of Zhongyi Far East Import & Export Co., Ltd. from 2005 to 2008. Mr. Xie has also been the signing CPA and lead audit partner for several bond issuance and annual report projects in China. In addition, he has served as the lead audit partner for the listing and annual reports of numerous companies listed on the National Equities Exchange and Quotations (NEEQ) of China. Mr. Xie is a Chinese Certified Public Accountant (CPA), Certified Asset Appraiser, Chinese Certified Cost Engineer, and a fellow of the International Association of Accountants (FAIA).

There are no family relationships between Mr. Zhongliang Xie and any director of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Xie and any other person pursuant to which he was appointed as the CFO of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chief Executive Officer

Date: May 1, 2025

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